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                                                                    EXHIBIT 99.1


                                October 5, 1995

Mr. Robert J. Eaton
Chairman of the Board and Chief Executive Officer
Chrysler Corporation
12000 Chrysler Drive
Highland Park, MI 48288-0001

Dear Bob:

In reading your remarks of October 3, 1995, I note that you once again suggested that Tracinda would seek to benefit at the expense of other shareholders or consider "greenmail."

To remove any ambiguity on this point, Tracinda is asking the Chrysler Board to immediately put in place an appropriate amendment to the by-laws to ensure that no shareholder receives any benefit for its shares that is not equally available to all shareholders.

If the Board believes it is appropriate to seek shareholder approval prior to adopting such a provision, we hereby commit the votes of all our shares to such a proposal.

                                Sincerely,


                                Kirk Kerkorian